Exhibit 99.2

INVESTOR PRESENTATION FY22 RESULTS & BUSINESS UPDATE 31 AUGUST, 2022 Steven Lydeamore - CEO NASDAQ: IMRN ASX: IMC 1

EXECUTIVE SUMMARY Immuron Ltd (ASX:IMC) (NASDAQ:IMRN) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases Company Overview • Two commercially available oral immunotherapeutic products – Travelan® and Protectyn® • Incorporated in Australia in 1994 and has been listed on the ASX since 1999 and NASDAQ since 2017 • Market capitalisation of $20.5 million as of 23 August 2022 with cash & cash equivalates balance of $22.1 million as of 30 July 2022 • Refreshed corporate structure including two key hires - Steven Lydeamore as CEO and Joanne Casey as R&D Manager • Flagship product Travelan® once again in demand as global travel rebounded post lockdowns • Addressable market continues to grow as Immuron expands its distribution capability in FY23 • Capable of producing highly specific orally active immunoglobulins to any enteric pathogen • Completing an assessment of the entire product portfolio, target markets, competitive advantage and, growth drivers • FY22 revenue exceeded budget by 92% - driven by an early resurgence in global travel • Extremely strong balance sheet that will be supporting its refreshed organic growth strategy and new M&A strategy • Set to file FDA IND and initiate a clinical trial for Travelan® (IMM - 124E) this financial year Business Update FY22 Results & Outlook 2

Substantial Shareholders Holder Units % of CSO BNY Mellon Asset Management 79,677,424 35.0 % Management & Board 6,904,554 3.0 % Authentics Australia Pty. Ltd. 6,000,000 2.6 % Grandlodge 3,846,712 1.7 % CEO UPDATE & CORPORATE SNAPSHOT *As at 23 - Aug - 2022 Financial Snapshot Shares on Issue 227,798,346 Total Options 21,303,877 Last Traded Price $0.090 52 week High/Low 0.170/0.076 Market Cap $20.5m Cash & Cash Equivalents (as at June 30) $22.1m *As at 23 - Aug - 2022 • Refreshed the executive team, bringing on Steven Lydeamore as CEO and Joanne Casey as R&D Manager • Steven brings over 30 years’ of experience in the pharmaceutical industry including over 10 years working for Canada’s largest pharma company, Apotex • Joanne has a BSc Hons in Biomedical Technology and a PhD in Medicine, with experience in antibody development and translation into preclinical and clinical studies • Strong presence in the Australian retail pharmacy network, where evidence - based OTC products are sold • In the US, continued relationship with Passport Health, the largest provider of travel medicine services with travel clinics in the United States • Plan to launch Protectyn®, a liver and gut health product into our network • Immuron continues to have a large retail shareholder base in both the US and Australia with BNY Mellon Asset Management (American Depository Shares) having a 35 % stake • The board and management are aligned with our shareholders, currently holding 3% • Plan to increase market communication with quarterly updates 3

ADDRESSABLE MARKET & INDUSTRY OVERVIEW

~$15b+ — Immuron's products are a subset of the global digestive health market, which a multi-billion-dollar market*

~7% CAGR — Travelers diarrhea treatment market is large and growing at a CAGR of ~7% over 2019-2022*

Travelan® has large market potential given that acute diarrhea affects millions of travelers each year

$83m — Based on US annual travel numbers and a penetration rate of 15%, **the market potential is estimated at $83m****

$50m — Based on EU travel numbers and a penetration rate of 15%, the **market potential is estimated at $50m****

$1.7b — Clostridioides difficile infections (CDIs) to grow to almost $1.7 billion by 2026, according to GlobalData

Billion Dollar Market

Travelers diarrhea treatment market is large and growing at a CAGR of ~7%

Industry tailwinds

Travel picking up significantly following COVID lockdowns

Frequent Symptom

30% - 70% of travelers experience traveler's diarrhea***


Travelan

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** IQVIA Consumer Health Category QuickView MAT Q1 2019*
*** IMC Company Report - Travelan Market Analysis 2019*
**** Centers for Disease Control and Prevention Yellow Book*

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5 STEP 1 STEP 2 STEP 3 FINAL PRODUCT Development of Highly Specific Vaccines Isolation of Hyperimmune antibody - rich bovine colostrum Oral Antimicrobial therapeutics without drawbacks of antibiotics Toxin Neutralization + Clearance of targeted gut pathogens TECHNOLOGY PLATFORM Immuron’s proprietary technology platform combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies that offer delivery within the gastrointestinal (“GI”) tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. x x x x x x Reduce occurrence and reduce/relieve diarrhoea Reduce/relieve abdominal cramping Reduce/relieve gastrointestinal pain Assists repair of gastrointestinal/gut wall lining Enhance/promote immune defence Enhance/promote health liver function Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA)

STATUS OF PRODUCT PORTFOLIO AND KEY MILESTONES

- The business is completing an assessment of the entire product portfolio, target markets, competitive advantage and, key growth drivers
- US Department of Defense grant of US$4.45 million to examine a dosing regimen for Travelan® more suited for use by the military
  - IMM-124E (Travelan®) IND is anticipated to be filed with the FDA in 2H2022
- Market evaluation is being undertaken before initiating further trials of IMM-529 for *Clostridioides difficile*
- Uniformed Services University is anticipated to commence in 1H2023 a randomized clinical trial with Travelan® to evaluate the effectiveness for prophylaxis during deployment or travel to a high traveler's diarrhea risk region
- Naval Medical Research Center is on clinical hold for the proposed trial of CampETEC in campylobacter and enterotoxigenic *E.coli (ETEC)*

Immuron's Clinical Programs

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E Travelan®	Traveler's Diarrhea ETEC challenge	immuron			
IMM-529	*Clostridioides difficile* Infection & Recurrance	immuron			

Our Partners' Clinical Programs

Compound or brand name	Partner	Phase I	Phase II	Phase III	Market
Travelan® & Florastor®		Uniformed Services University			
CampETEC		Naval Medical Research Center			

*Further information on the clinical programs can be found on slide 11

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Australia USA Canada Retail Pharmacy B2B E - commerce DISTRIBUTION CAPABILITY Key Commentary • The Australian retail network includes over 3,500 pharmacies • In the USA, the key B2B customer is Passport Health - the largest network of travel clinics • We are exploring options to expand B2B business in airlines, cruise ships, health & wellness segments • Immuron’s own shopfront on amazon.com will be introduced in the US and Canada during FY23 • Entry into Retail Pharmacy in USA will be explored in FY23 Established 7 Developing

PROFIT & LOSS

$000s					
Profit & Loss		**FY22***		**FY21**	**Var %**
Australian Sales	$	201	$	40	404%
Rest of World Sales	$	564	$	106	433%
❶ **Total Revenue**	**$**	**765**	**$**	**146**	**425%**
Cost of Goods	$	(242)	$	(51)	373%
❷ **Gross Profit**	**$**	**524**	**$**	**95**	**453%**
Gross Profit Margin		68%		65%	5%
❸ General Expenses	$	(3,429)	$	(3,979)	-14%
Share based payment expenses	$	(95)	$	(2,116)	-96%
❹ Research and development expenses	$	(658)	$	(1,367)	-52%
Selling and marketing expenses	$	(417)	$	(288)	45%
Total Expenses	**$**	**(4,599)**	**$**	**(7,749)**	**-41%**
Other Income	$	958	$	617	55%
Other Gains/(losses)	$	248	$	(1,342)	-118%
❺ **Operating profit/(loss)**	**$**	**(2,870)**	**$**	**(8,380)**	**-66%**

*FY22 – H2 accounts are unaudited

Key Commentary

❶ Strong rebound in global sales – up 425% on pcp – driven by the rebound in international travel

- Note: total revenue in FY20 was over $2.5m

❷ High margin business with Gross Profit margins at 68%

❸ Realigned cost base for growth with expenses down 14% on pcp, driven by the reduction in employee benefits and general expenses

❹ Decisions on investments in commercial products and R&D will be made following completing an assessment of the entire product portfolio, target markets, competitive advantage, and key growth drivers

❺ Operating loss significantly improving, 66% on pcp from ($8.4m) to ($2.9m)

● FY22 Other Income contains - general R&D grants (71%), Australia R&D tax concession (27%) & other (2%)

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Key Commentary BALANCE SHEET *FY22 – H2 accounts are unaudited 1 • Immuron is well funded with over $22.1m in cash & cash equivalents 2 • Trade and other payables rise with the increased business activity 3 • No debt - the $175k amount is the recognition of a lease commitments >12 months 1 3 $000s Balance Sheet 30 - Jun - 22 30 - Jun - 21 Cash & Cash Equivalents $ 22,110 $ 25,047 Receivables $ 663 $ 335 Inventories $ 327 $ 293 Other Current Assets $ 572 $ 78 Total Current Assets $ 23,672 $ 25,753 Property, plant and equipment $ 227 $ 34 Inventories $ 957 $ 1,267 Total Non - Current Assets $ 1,184 $ 1,300 Total Assets $ 24,856 $ 27,053 Trade and other payables Other current liabilities $ 1,161 $ 342 $ 758 $ 363 Total Current Liabilities $ 1,503 $ 1,122 Employee benefit obligations Other non - current liabilities $ 0 $ 175 $ 36 $ - Total Non - Current Liabilities $ 175 $ 36 Total Liabilities $ 1,678 $ 1,158 Net Assets $ 23,177 $ 25,895 2 9

M&A Strategy • By pursuing growth through M&A of a fragmented market, IMC believes that it will be able to increase market geographies, sales channels and penetration driving revenue growth and ultimately shareholder value • Our M&A Key Criteria focusses on: Expand existing customer base Cost & Earnings Synergies Strength of IP and Management Distribution network and sales & marketing by each product BUSINESS POSITIONED FOR ORGANIC GROWTH AND NEW M&A STRATEGY Organic Growth Strategy • Focus on commercialised products and near - term development extensions, including: 1 • Travelan®: • Sales expansion across target geographies • Growth in distribution network and sales & marketing initiatives • Product development (new formulations including once daily dosing) e.g. FDA approval 2 • Protectyn®: • Sales expansion across target geographies • Growth in distribution network and sales & marketing initiatives • Product development and broader applications 1 • Expand market verticals & product offering 2 • 3 • 4 • 5 • 10

KEY MILESTONES ANTICIPATED TO DRIVE VALUE 2H 2022 1H 2023 2H 2023 1H 2024 11 Travelan® • File IND 1 for single dose IMM - 124E per day ETEC 2 challenge clinical trial • Initiate ETEC IMM - 124E CHIM 3 clinical trial • Topline results for IMM - 124E ETEC CHIM clinical trial CampETEC • Submit Complete Response Letter (CRL) to FDA Clinical Hold for CampETEC clinical challenge study’ • Initiate NMRC 4 ETEC CampETEC CHIM clinical trial • Initiate NMRC Campylobacter CampETEC CHIM clinical trial • Topline results for NMRC CampETEC ETEC CHIM clinical trial • Topline results for NMRC CampETEC Campylobacter CHIM clinical trial IMM - 529 • IMM - 529 cGMP manufacture 5 • IMM - 529 IND Pre - IND submission 5 • IMM - 529 IND submission 5 • Initiate IMM - 529 phase 2 CDI clinical trial 5 Travelan® & Florastor® • Initiate USU 6 P3TD IMM - 124E field clinical trial 1. Investigational New Drug; 2. Enterotoxigenic E.coli ; 3. controlled human infection model; 4. Naval Medical Research Center; 5. Pending market evaluation being complete in CY22; 6. Uniformed Health Services University of the Health Sciences

THANK YOU

13 SCIENTIFIC REFERENCES Travelan® (IMM - 124E) Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan as a broad Spectrum anti - bacterial Immuron Limited, 29 April, 2011 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Efficacy of hyperimmune bovine colostrum against shigellosis in rhesus macaque (Macaca mulatta), and bioactivity of HBC against common enteric pathogens Islam et al., 2020. Submitted to mSphere, American Society for Microbiology Bioactive Immune Components of Travelan® Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Hyperimmune bovine colostrum reduces gastrointestinal carriage of uropathogenic Escherichia coli Human Vaccines & Immunotherapeutics, 15:2, 508 - 513, DOI: 10.1080/21645515.2018.1528836 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 IMM - 529 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5